Erin M. Lett To Call Writer Directly: +1 202 389 3353 erin.lett@kirkland.com	1301 Pennsylvania Avenue, N.W. Washington, D.C. 20004 United States +1 202 389 5000 www.kirkland.com	Facsimile: +1 202 389 5200

October 4, 2022

By EDGAR

United States Securities and Exchange Commission
Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Ryan Sutcliffe and Megan Miller

Re:	Eagle Point Income Company Inc. Registration Statement on Form N-2, File Nos. 333-266905 and 811-23384

Dear Ladies and Gentlemen:

On behalf of Eagle Point Income Company Inc., a Delaware corporation (the “Company”), we hereby respond to the comments raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s Registration Statement on Form N-2, File Nos. 333-266905 and 811-23384 (the “Registration Statement”), on September 19, 2022 in a telephone call between Ryan Sutcliffe of the Staff and Erin M. Lett of Kirkland & Ellis LLP, outside counsel to the Company. For your convenience, a transcription of the Staff’s comments is included in this letter, with each comment followed by the applicable response. Capitalized terms used in this letter, but not defined herein, shall have the meanings set forth in the Registration Statement.

Austin	Bay Area	Beijing	Boston	Brussels	Chicago	Dallas	Hong Kong	Houston	London	Los Angeles	Munich	New York	Paris	Salt Lake City	Shanghai

United States Securities and Exchange Commission October 4, 2022 Page 2

1.	Please supplementally describe the timeline of the sale of common stock to BRPC II and the resale via the affiliated broker-dealer and analyze compliance of the committed equity facility with federal securities laws. Areas to be addressed should include, but not be limited to, Section 17 (affiliated transactions), Section 23 (selling below net asset value, including when and how net asset value will be calculated for compliance purposes), Regulation M (including discussion of any stabilization efforts) and lock-up periods.

Response:

As disclosed in the Registration Statement, for a 24-month period beginning on the Commencement (unless the Purchase Agreement is terminated earlier), the Company, from time to time at its sole discretion, can direct BRPC II to purchase shares of the Company’s common stock pursuant to the Purchase Agreement. However, the Company will only direct such purchases when, among other things, (1) the Company is not in possession of material non-public information and is not otherwise restricted from selling its shares (as determined in compliance with the Company’s compliance policies and procedures, all of which have been adopted pursuant to Rule 38a-1 under the Investment Company Act of 1940, as amended (the “1940 Act”)) and (2) the sale of common stock to BRPC II pursuant to the Purchase Agreement is in accordance with Section 23 of the 1940 Act. The maximum number of shares of common stock that BRPC II is required to purchase in any single purchase under the Purchase Agreement may not exceed the lesser of (i) 1,000,000 shares of the Company’s common stock and (ii) 20% of the total aggregate number (or volume) of shares of the Company’s common stock traded on the NYSE during the applicable measurement period. Furthermore, BRPC II will not be required to purchase or acquire any shares of the Company’s common stock under the Purchase Agreement which, when aggregated with all other shares of the Company’s common stock then beneficially owned by BRPC II and its affiliates (as calculated pursuant to Section 13(d) of the Exchange Act and Rule 13d-3 promulgated thereunder), would cause BRPC II to beneficially own on an aggregated basis of more than 4.99% of the outstanding shares of the Company’s common stock.

Once BRPC II has purchased the shares from the Company, BRPC II can sell such shares through its affiliated broker-dealer, BRS, whenever BRPC II determines. Following the sale of shares to BRPC II, the Company cannot direct when, if or how such shares may be resold, although the Company understands that BRPC II could resell the shares as quickly as the same day that the shares were purchased from the Company.

Section 15 of the 1940 Act

Out of an abundance of caution, in the event BRPC II could be considered a principal underwriter of the Company, the Company has approved the Purchase Agreement in accordance with the requirements of Section 15(c) of the 1940 Act.

United States Securities and Exchange Commission October 4, 2022 Page 3

Section 17 of the 1940 Act

As described above, the Purchase Agreement includes an ownership limitation that restricts the sale of shares to BRPC II if such sale would result in BRPC II and its affiliates holding more than 4.99% of the Company’s outstanding common stock. Accordingly, at no point during the term of the committed equity financing should BRPC II be deemed an “affiliated person” of the Company (within the meaning of the 1940 Act) by virtue of the Purchase Agreement. However, if BRPC II were to otherwise be an affiliated person of the Company (within the meaning of the 1940 Act) or be deemed a principal underwriter of the Company during the term of the committed equity financing, the Company could still sell shares to BRPC II under the Purchase Agreement because Section 17(a)(2) of the 1940 Act carves out of the prohibited transactions between a registered investment company and its affiliated persons and principal underwriters the purchase of securities of which the investment company is the issuer.

Section 23 of the 1940 Act

Prior to each direction to BRPC II to purchase shares of the Company’s common stock pursuant to the Purchase Agreement, the Company will determine that the sale of shares of the Company’s common stock would not be below the net asset value per share as determined within 48 hours, excluding Sundays and holiday, of such sale, and thus compliant with Section 23(b) of the 1940 Act. Specifically, each time the Company directs BRPC II to purchase shares under the Purchase Agreement, the Company will establish a price floor such that the net proceeds to the Company (i.e., after giving effect to the 3% discount to VWAP) is equal to or above then current net asset value per share. Pursuant to the Purchase Agreement, the VWAP calculation used to determine BRPC II’s purchase price will exclude any trades consummated at a price below the applicable floor, which will ensure that all sales are at prices above the then current net asset value. The Company supplementally notes that in the event that the Company wished to sell shares pursuant to the committed equity facility and the purchase price under the Purchase Agreement were not sufficiently high, the Adviser could contribute an amount necessary to ensure that the net proceeds to the Company (including any contribution received form the Adviser) represents a sales price at or above the Company’s then current net asset value per share, consistent with Section 23(b).

Securities Act

The Company has structured the committed equity facility to be in compliance with the requirements of Securities Act of 1933, as amended. The Company specifically notes that, in connection with the committed equity facility and the Registration Statement, each of the conditions set forth in the answer to Question 139.13 of the Compliance and Disclosure Interpretations for the Securities Act Sections are satisfied.

United States Securities and Exchange Commission October 4, 2022 Page 4

Regulation M

Regulation M prohibits BRPC II, any affiliated purchasers and any broker-dealer or other person who participates in a distribution from bidding for or purchasing, or attempting to induce any person to bid for or purchase, any security which is the subject of the distribution (i.e., the Company’s common stock) until the entire distribution is complete. Regulation M also prohibits any bids or purchases made in order to stabilize the price of a security in connection with the distribution of the Company’s common stock. As disclosed on page 92 of the Registration Statement and as required under the Purchase Agreement, BRPC II is required to comply with Regulation M and has advised the Company that it intends to so comply.

Lock-up

The Company respectfully submits that there are no lock-up agreements in connection with the committed equity facility. BRPC II can resell shares purchased under the Purchase Agreement if and when it so elects.

2.	Please describe in the disclosure the “at the market” program and how it interacts with the committed equity facility.

Response:

The Company respectfully submits that the description of the Company’s “at-the-market” (“ATM”) program is incorporated by reference to the Company’s Annual Report on Form N-CSR for the fiscal year ended December 31, 2021, filed with the Commission on February 17, 2022 (the “Annual Report”). The Company notes that nearly all of the shares of common stock available under the “at-the-market” program that the Company launched in December 2021 have been sold as of the date of this letter. However, the Company could launch another ATM program during the term of the committed equity financing.

Ultimately, the Company will seek to raise equity financing in accordance with its general corporate needs, including the availability of investment opportunities in the marketplace, the desire to maintain a target leverage ratio, and the potential accretion of issuing shares at a premium to net asset value. In the event that the Company were to have an ATM program running concurrently with the committed equity facility, and had a limited need for equity financing, the Company would expect to prioritize the ATM program given that the ATM is a less expensive source of capital. The Company further notes that any sales that were to occur under an ATM program would impact the volume and VWAP calculation for the committed equity facility, which are used to determine the final size and pricing of each purchase notice.

United States Securities and Exchange Commission October 4, 2022 Page 5

3.	Please explain why BRPC II should not be considered a broker-dealer and thereby required to register with FINRA.

Response:

The Company has been advised by BRPC II that BRPC II does not acquire securities for the account of others and therefore is not a “broker” within the meaning of the registration requirements of Section 15(a) of the Exchange Act. Section 3(a)(5) of the Exchange Act defines a “dealer” generally as “any person engaged in the business of buying and selling securities for such person’s own account through a broker or otherwise.” The term “dealer” expressly excludes “a person that buys or sells securities for such person’s own account, … but not as part of a regular business.” The Staff has emphasized that the purpose of the phrase “engaged in the business” in Section 3(a)(5) of the Exchange Act is to distinguish a dealer from other investors. BRPC II is not engaged in the business of buying and selling securities and therefore should not be required to register with the SEC as a broker-dealer under Section 15(a) of the Exchange Act. This position is consistent with the position the Staff has taken in connection with similar equity line transactions since Acqua Wellington North American Equities Fund, Ltd., SEC Staff No-Action Letter (July 11, 2001), and the Company and BRPC II took care in structuring the transaction such that it will be executed in conformity with such no-action letter as well as other guidance the Staff has periodically issued on similar equity line transactions since 2001.

4.	Please explain whether payments made to BRPC II (i.e., $500,000 and $125,000) are considered part of the discount in the VWAP minus 3% calculation. If not, why not?

Response:

Pursuant to the terms of the Purchase Agreement negotiated between the Company and BRPC II and consistent with the terms of other committed equity facilities, payments made by the Company to BRPC II are not considered part of the discount in the VWAP minus 3% calculation. Moreover, the Company respectfully submits that these payments are appropriately classified as permissible offering expenses (and not underwriting discounts or commissions) that will be capitalized when paid and charged on a pro-rata basis to paid-in-capital at each BRPC II purchase of the Company’s shares under the Purchase Agreement in accordance with Financial Accounting Standards Board Accounting Standards Codification 946-20-25. See also the Company’s response to Comment #5 below.

United States Securities and Exchange Commission October 4, 2022 Page 6

5.	Please explain how payments to BRPC II are considered in determining net asset value for Section 23 purposes. (These payments would lower the net asset value and make it easier to satisfy the requirements of Section 23.)

Response:

The Company respectfully submits that, unlike underwriting discounts and commissions, Section 23 does not require offering expenses to be excluded when determining net asset value in connection with the sale of common stock. In anticipation of entering into the Purchase Agreement, the Company consulted with its outside counsel and concluded that the $500,000 and $125,000 payments to BRPC II are appropriately categorized as offering expenses (and not underwriting discounts or commissions), consistent with expense reimbursements to underwriters or sales agents in connection with underwritten offerings or ATM programs. As a result, the $500,000 and $125,000 payments to BRPC II are capitalized at the time of payment (which results in no NAV impact) and no adjustment to the calculations of net asset value for purposes of Section 23 is needed or required.

6.	Rule 483(b) of Regulation C requires a power of attorney to be filed as an exhibit. The power of attorney on the signature page does not appear to comply with this Rule. Please comply in the next filing.

Response:

The Company acknowledges the Staff’s comment and undertakes to file a new power of attorney as an exhibit to Pre-Effective Amendment No. 1 to the Registration Statement.

7.	Please provide in the disclosure the senior securities calculation as of December 31, 2021.

Response:

The Company respectfully submits that the senior securities table, including information as of December 31, 2021, is incorporated by reference to the supplemental information found on page 53 of the Annual Report. The Company undertakes to revise its disclosure as shown in Exhibit A to clarify this incorporation by reference. In addition, the Company undertakes to revise its disclosure in the Prospectus Summary section of the Registration Statement to include the asset coverage percentages as of December 31, 2021 as shown in Exhibit B.

United States Securities and Exchange Commission October 4, 2022 Page 7

8.	Please include share price, corresponding net asset value and premium/discount amount as of the latest practicable date.

Response:

The Company undertakes to revise the disclosure on the cover page as shown in Exhibit C to reflect the share price, corresponding net asset value and premium/discount amount as of the latest practicable date.

9.	Please provide the fee and expense table and example set forth in Item 3 of Form N-2.

Response:

The Company respectfully submits that the fee and expense table and example set forth in Item 3 of Form N-2 are incorporated by reference to the “Fees and Expenses” section of the Annual Report. The Company undertakes to revise its disclosure as shown in Exhibit D to clarify this incorporation by reference.

10.	In the Prospectus Summary section, please revise the following sentence to clarify that it remains true even with the 3% discount taken into account: “However, the net proceeds per share of our common stock sold under the Purchase Agreement will not be less than the NAV per share of our common stock at the time of such sale.”

Response:

The Company undertakes to revise the disclosure as shown in Exhibit E.

11.	Please clearly disclose the potential for dilution in the Prospectus Summary section.

Response:

The Company respectfully submits that since all sales of common stock under the Purchase Agreement will occur at prices that equal or exceed NAV per share (on a net proceeds basis), the Company’s current stockholders will not experience dilution in the value of their current holdings as a result of the sale of shares under the committed equity facility. However, the Company undertakes to revise the disclosure in the Prospectus Summary section as shown in Exhibit F to disclose the potential for dilution in stockholder voting rights as a result of the offering.

United States Securities and Exchange Commission October 4, 2022 Page 8

12.	Confirm that all material contracts and opinions relating to the committed equity facility have been included with the Registration Statement.

Response:

The Company confirms that the only contracts governing the committed equity facility are (1) the common stock purchase agreement, dated as of August 16, 2022 (the “Purchase Agreement”), by and among BRPC II, the Company, the Adviser and the Administrator and (2) the registration rights agreement, dated as of August 16, 2022, by and between BPRC II and the Company, each of which was filed as an exhibit to the Registration Statement. In connection with the commencement of sales pursuant to the Purchase Agreement, BRPC II is entitled to receive certain certificates from officers of the Company, the Adviser and the Administrator as well as legal opinions and negative assurances letters and comfort, in each case, similar to those received by the investment banks serving as underwriters or initial purchasers other types of securities offerings. Similar to those other offerings, these documents have not been provided with the Registration Statement as these documents (1) do not modify any of the terms or conditions of the committed equity facility and (2) are addressed to BRPC II and cannot be relied upon by any other party. Thus these documents are not material to an investor in the offering covered by the Registration Statement.

13.	How long will it take the Company to invest any proceeds? Please ensure that Item 7 of Form N-2 is fully addressed in the disclosure.

Response:

The Company respectfully submits that the Registration Statement will register the offer and resale of shares of the Company’s common stock by BRPC II, and the Company will not receive any proceeds pursuant to the offering to which the Registration Statement related.

However, the Company undertakes to revise the disclosure in the Registration Statement as shown in Exhibit G to include the use of proceeds from the Company’s sale of common stock to BRPC II pursuant to the Purchase Agreement.

14.	Please provide a description of the DRIP in the disclosure.

Response:

The Company respectfully submits that a description of the Company’s dividend reinvestment plan is incorporated by reference to the Annual Report. The Company undertakes to revise its disclosure as shown in Exhibit H to clarify this incorporation by reference.

* * * * * * *

United States Securities and Exchange Commission October 4, 2022 Page 9

If you have any questions, please feel free to contact the undersigned by telephone at 202.389.3353 (or by email at erin.lett@kirkland.com) or William Tuttle by telephone at 202.389.3350 (or by email at william.tuttle@kirkland.com). Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ Erin M. Lett
Erin M. Lett

cc:	Thomas P. Majewski, Eagle Point Income Company Inc.
Nauman Malik, Eagle Point Income Company Inc.
William J. Tuttle, Kirkland& Ellis LLP

Exhibit A

SENIOR SECURITIES

The information required by this item is contained in our annual report on Form N-CSR for the fiscal year ended December 31, 2021, filed with the SEC on February 17, 2022 and incorporated by reference herein.

PRICE RANGE OF COMMON STOCK AND DISTRIBUTIONS

The information required by this item is contained in our annual report on Form N-CSR for the fiscal year ended December 31, 2021, filed with the SEC on February 17, 2022 and incorporated by reference herein.

51

Exhibit B

As of June 30, 2022, our leverage, which includes borrowings under the BNP Credit Facility, represented approximately 38.9% of our total assets (less current liabilities). As of June 30, 2022, we had one series of preferred stock outstanding, our 5.00% Series A Term Preferred Stock due 2026, or the “Series A Term Preferred Stock”. As of December 31, 2021 and June 30, 2022, our asset coverage ratio in respect of senior securities representing indebtedness as calculated pursuant to Section 18 of the 1940 Act was 873% and 711%, respectively, and our asset coverage ratio in respect to our senior securities that are stocks as calculated pursuant to Section 18 of the 1940 Act was 313% and 257%, respectively. In the event we fail to meet our applicable asset coverage ratio requirements, we may not be able to incur additional debt and/or additional issue preferred stock and could be required by law or otherwise to sell a portion of our investments to repay some debt or redeem shares of preferred stock (if any) when it is disadvantageous to do so, which could have a material adverse effect on our operations, and we may not be able to make certain distributions or pay dividends of an amount necessary to continue to qualify as a RIC for U.S. federal income tax purposes.

We expect that we will, or that we may need to, raise additional capital in the future to fund our continued growth, and we may do so by issuing additional shares of preferred stock or debt securities or through other leveraging instruments. Subject to the limitations under the 1940 Act, we may incur additional leverage opportunistically and may choose to increase or decrease our leverage. In addition, we may borrow for temporary, emergency or other purposes as permitted under the 1940 Act, which indebtedness would be in addition to the asset coverage requirements described above. By leveraging our investment portfolio, we may create an opportunity for increased net income and capital appreciation. However, the use of leverage also involves significant risks and our leverage strategy may not be successful. For example, the more leverage is employed, the more likely a substantial change will occur in our NAV per share of our common stock. See “Risk Factors — Risks Related to Our Investments — We may leverage our portfolio, which would magnify the potential for gain or loss on amounts invested and will increase the risk of investing in us.”

Derivative Transactions.   We may engage in “Derivative Transactions,” as described below, from time to time. To the extent we engage in Derivative Transactions, we expect to do so to hedge against interest rate, credit and/or other risks, or for other investment or risk management purposes. We may use Derivative Transactions for investment purposes to the extent consistent with our investment objectives if the Adviser deems it appropriate to do so. We may purchase and sell a variety of derivative instruments, including exchange-listed and over-the-counter, or “OTC,” options, futures, options on futures, swaps and similar instruments, various interest rate transactions, such as swaps, caps, floors or collars, and credit transactions and credit default swaps. We also may purchase and sell derivative instruments that combine features of these instruments. Collectively, we refer to these financial management techniques as “Derivative Transactions.” Our use of Derivative Transactions, if any, will generally be deemed to create leverage for us and involves significant risks. No assurance can be given that our strategy and use of derivatives will be successful, and our investment performance could diminish compared with what it would have been if Derivative Transactions were not used. See “Risk Factors — Risks Related to Our Investments — We are subject to risks associated with any hedging or Derivative Transactions in which we participate.”

Operating and Regulatory Structure

We are an externally managed, diversified closed-end management investment company that has registered as an investment company under the 1940 Act. As a registered closed-end management investment company, we are required to meet certain regulatory tests. See “Regulation as a Closed-End Management Investment Company.” In addition, we have elected to be treated, and intend to qualify annually, as a RIC under Subchapter M of the Code, beginning with our tax year ended December 31, 2018.

Our investment activities are managed by the Adviser and supervised by our board of directors. Under the Investment Advisory Agreement, we have agreed to pay the Adviser a management fee based on our “Managed Assets.” “Managed Assets” means our total assets (including assets attributable to our use of leverage) minus the sum of our accrued liabilities (other than liabilities incurred for the purpose of creating leverage). The management fee is calculated monthly based on our Managed Assets at the end of each calendar month and is payable quarterly in arrears. The management fee for any partial month will be pro-rated (based on the number of days actually elapsed at the end of such partial month relative to the total number of days in such calendar month). See “The Adviser and the Administrator — Investment Advisory Agreement — Management Fee.”

Exhibit C

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, Preliminary Prospectus Dated August 16, 2022

PRELIMINARY PROSPECTUS

EAGLE POINT INCOME COMPANY INC.

1,398,973 Shares of Common Stock

We are an externally managed, diversified closed-end management investment company that has registered as an investment company under the Investment Company Act of 1940, as amended, or the “1940 Act.” Our primary investment objective is to generate high current income, with a secondary objective to generate capital appreciation. We seek to achieve our investment objectives by investing primarily in junior debt tranches of collateralized loan obligations, or “CLOs,” that are collateralized by a portfolio consisting primarily of below investment grade U.S. senior secured loans with a large number of distinct underlying borrowers across various industry sectors. We focus on CLO debt tranches rated “BB” (e.g., BB+, BB or BB−, or their equivalent) by Moody’s Investors Service, Inc., or “Moody’s,” Standard & Poor’s, or “S&P,” or Fitch Ratings, Inc., or “Fitch,” and/or other applicable nationally recognized statistical rating organizations. We refer to such debt tranches in this prospectus as “BB-Rated CLO Debt.” We may also invest in other junior debt tranches of CLOs, senior debt tranches of CLOs and other related securities and instruments. In addition, we may invest up to 35% of our total assets (at the time of investment) in CLO equity securities. We expect our investments in CLO equity securities to primarily reflect minority ownership positions. CLO junior debt and equity securities are highly leveraged, and therefore the CLO securities in which we intend to invest are subject to a higher degree of loss since the use of leverage magnifies losses. See “Risk Factors — Risks Related to Our Investments — We may leverage our portfolio, which would magnify the potential for gain or loss on amounts invested and will increase the risk of investing in us.” We may also invest in other securities and instruments that our investment adviser believes are consistent with our investment objectives. The CLO securities in which we primarily seek to invest are rated below investment grade or, in the case of CLO equity, are unrated and are considered speculative with respect to timely payment of interest and repayment of principal. Below investment grade and unrated securities are also sometimes referred to as “junk” securities.

Eagle Point Income Management LLC, or the “Adviser,” our investment adviser, manages our investments subject to the supervision of our board of directors. An affiliate of the Adviser, Eagle Point Credit Management LLC, or “Eagle Point Credit Management,” provides investment professionals and other resources to the Adviser as the Adviser may determine to be reasonably necessary to conduct its operations. As of June 30, 2022, the Adviser, collectively with Eagle Point Credit Management, had approximately $7.2 billion in total assets under management, including capital commitments that were undrawn as of such date. Eagle Point Administration LLC, an affiliate of the Adviser, or the “Administrator,” serves as our administrator.

We are not selling any shares of common stock being offered by this prospectus and will not receive any of the proceeds from the sale of such shares by B. Riley Principal Capital II, LLC, or BRPC II. This prospectus relates to the offer and resale of up to 1,398,973 shares of our common stock, par value $0.001 per share, by BRPC II. The shares included in this prospectus consist of shares of common stock that we may, in our discretion, issue and sell to BRPC II, from time to time after the date of this prospectus, pursuant to a Common Stock Purchase Agreement we entered into with BRPC II on August 16, 2022, or the “Purchase Agreement.” in which BRPC II has committed to purchase from us, at our direction, up to $20,000,000 aggregate gross purchase price of our common stock, subject to terms and conditions specified in the Purchase Agreement. See “Committed Equity Financing” for a description of the Purchase Agreement and the section titled “Selling Stockholder” for additional information regarding BRPC II.

BRPC II may sell or otherwise dispose of the shares of common stock included in this prospectus in a number of different ways and at varying prices. See the section titled “Plan of Distribution” for more information about how BRPC II may sell or otherwise dispose of the Common Stock being offered in this prospectus. BRPC II is an “underwriter” within the meaning of Section 2(a)(11) of the Securities Act of 1933, as amended, or the “Securities Act”.

Our common stock trades on the NYSE under the symbol “EIC.”

We determine the net asset value, or “NAV,” per share of our common stock on a quarterly basis. The unaudited NAV per share of our common stock on June 30, 2022 (the last date prior to the date of this prospectus as of which we determined our NAV) was $13.66. The closing price per share of our common stock was $       on October   , 2022, representing a     % premium to our NAV per share as of June 30, 2022.

This prospectus contains important information you should know before investing in shares of our common stock. Please read this prospectus and retain it for future reference. We file annual and semi-annual stockholder reports, proxy statements and other information with the Securities and Exchange Commission, or the “SEC.” To obtain this information free of charge or make other inquiries pertaining to us, please visit our website (www.eaglepointincome.com) or call (844) 810-6501 (toll-free). You may also obtain a copy of any information regarding us filed with the SEC from the SEC’s website (www.sec.gov).

Neither the SEC nor any state securities commission has approved or disapproved of these securities or determined that this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is      , 2022

Exhibit D

FEES AND EXPENSES

The information required by this item is contained in our annual report on Form N-CSR for the fiscal year ended December 31, 2021, filed with the SEC on February 17, 2022 and incorporated by reference herein.

44

Exhibit E/F

transaction and a majority of our directors who are not interested persons, as defined in the 1940 Act, approve the co-investment and (ii) the price, terms and conditions of the co-investment are the same for each participant.

Committed Equity Financing

On August 16, 2022, we entered into the Purchase Agreement and a registration rights agreement, or the “Registration Rights Agreement,” with BRPC II. Under the Purchase Agreement, upon the terms and conditions set forth therein, we, at our sole option and discretion, will have the right to sell to BRPC II up to the lesser of (i) $20,000,000 of aggregate gross purchase price of our common stock, or the “Total Commitment,” and (ii) the Exchange Cap (as defined herein), to the extent applicable. We paid BRPC II $500,000 as consideration for its commitment to purchase shares of our common stock pursuant to the Purchase Agreement.

Upon the initial satisfaction of the conditions to BRPC II’s purchase obligations set forth in the Purchase Agreement, or the “Commencement,” we will have the right, but not the obligation, from time to time at our sole option and discretion over the 24-month period beginning on the date the Commencement occurs, or the “Commencement Date,” to direct BRPC II to purchase certain shares of our common stock unless the Purchase Agreement is terminated earlier. Sales of common stock by us to BRPC II under the Purchase Agreement, and the timing of any such sales, are solely at our option, and we are under no obligation to sell any securities to BRPC II under the Purchase Agreement.

The per share purchase price that BRPC II is required to pay for shares of our common stock in a purchase directed by us pursuant to the Purchase Agreement will be determined by reference to the volume weighted average price of our common stock, or “VWAP,” calculated in accordance with the Purchase Agreement, less a fixed 3.0% discount. There is no maximum price per share that BRPC II could be obligated to pay for our common stock we may elect to sell to it under the Purchase Agreement. However, the net proceeds to us per share of our common stock sold under the Purchase Agreement, including the 3% discount, will never be less than the NAV per share of our common stock at the time of such sale.

In no event may we issue to BRPC II under the Purchase Agreement more than 1,398,973 shares of common stock, which number of shares is equal to 19.99% of the shares of our common stock outstanding immediately prior to the execution of the Purchase Agreement, or the “Exchange Cap,” unless we obtain stockholder approval to issue shares of common stock in excess of the Exchange Cap in accordance with applicable NYSE rules. The Exchange Cap is not applicable to issuances and sales of common stock pursuant to the Purchase Agreement to the extent such shares of common stock are sold at a price equal to or in excess of the applicable “minimum price” (as defined in the applicable listing rules of the NYSE) of our common stock, calculated at the time such purchases are effected by us under the Purchase Agreement, if any.

In accordance with our obligations under the Registration Rights Agreement, we have filed the registration statement which includes this prospectus with the SEC to register under the Securities Act the resale by BRPC II of up to 1,398,973 shares of common stock that we may elect, in our sole discretion, to issue and sell to BRPC II under the Purchase Agreement, from time to time after the date of this prospectus.

Shares of our common stock sold to BRPC II pursuant to the Purchase Agreement will share voting power with our existing shares of common stock. Accordingly, such sales will result in dilution of our current stockholders’ voting power with respect to matters on which our stockholders are entitled to vote.

See “Committed Equity Financing” elsewhere in this prospectus for a more detailed description of the Purchase Agreement and Registration Rights Agreement.

Summary Risk Factors

The value of our assets, as well as the market price of our common stock, will fluctuate. An investment in our common stock should be considered risky, and you may lose all or part of your investment in us. Investors should consider their financial situation and needs, other investments, investment goals, investment experience, time horizons, liquidity needs and risk tolerance before investing in our common stock. An investment in our common stock may be speculative in that it involves a high degree of risk and should not be considered a complete investment program. We are designed primarily as a long-term investment vehicle, and our common

Exhibit G

USE OF PROCEEDS

This prospectus relates to shares of our common stock that may be offered and sold from time to time by BRPC II. All of the common stock offered by BRPC II pursuant to this prospectus will be sold by BRPC II for its own account. We will not receive any of the proceeds from these sales.

We may receive up to $20,000,000 aggregate gross proceeds under the Purchase Agreement from any sales we make to BRPC II pursuant to the Purchase Agreement. The net proceeds from sales, if any, under the Purchase Agreement, will depend on the frequency and prices at which we sell shares of common stock to BRPC II after the date of this prospectus. See “Plan of Distribution”. We intend to use the net proceeds from the sale of our common stock to BRPC II pursuant to the Purchase Agreement to acquire investments in accordance with our investment objectives and strategies described in this prospectus, to make distributions to our stockholders and for general working capital purposes. In addition, we may also use a portion of the net proceeds from the sale of our common stock pursuant to the Purchase Agreement to repay any outstanding indebtedness (including borrowings from the BNP Credit Facility) or preferred stock at the time of such sale. We currently anticipate that it will take approximately three to six months after completion of any sale pursuant to the Purchase Agreement to invest substantially all of the net proceeds in our targeted investments or otherwise utilize such proceeds, although such period may vary and depends on the size of the applicable sale and the availability of appropriate investment opportunities consistent with our investment objectives and market conditions. We cannot assure you we will achieve our targeted investment pace, which may negatively impact our returns. Until appropriate investments or other uses can be found, we may invest in temporary investments, such as cash, cash equivalents, U.S. government securities and other high-quality debt investments that mature in one year or less, which we expect will have returns substantially lower than the returns that we anticipate earning from investments in CLO securities and related investments. Investors should expect, therefore, that before we have fully invested the proceeds of any sales pursuant to the Purchase Agreement in accordance with our investment objectives and strategies, assets invested in these instruments would earn interest income at a modest rate, which may not exceed our expenses during this period. To the extent that the net proceeds from any sales pursuant to the Purchase Agreement have not been fully invested in accordance with our investment objectives and strategies prior to the next payment of a distribution to our stockholders, a portion of the proceeds may be used to pay such distribution and may represent a return of capital.

Exhibit H

DIVIDEND REINVESTMENT PLAN

The information required by this item is contained in our annual report on Form N-CSR for the fiscal year ended December 31, 2021, filed with the SEC on February 17, 2022 and incorporated by reference herein.

78